UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED BALANCE SHEETS

September30 2005	December 31 2004
		(Unaudited)	(Audited)
ASSETS			
Current			
Cash		$ 13,292	$ 84,559
Other receivables		677	33,830
Deposits		-	18,951
		13,969	137,340
Reclamation bond		-	36,114
Investment in limited partnership		2,926,910	2,926,910
Resource properties		318,399	328,209
		$ 3,259,278	3,428,573
LIABILITIES			
Current			
Accounts payable and accrued expenses		$ 82,970	$ 8,321
Loans payable		-	43,500
		82,970	51,821
Promissory note		3,099,533	2,923,968
Total liabilities		3,182,503	2,975,789
SHAREHOLDERS' EQUITY			
Share capital (Note 2)		8,075,829	7,446,962
Contributed surplus		220,819	156,461
Share subscriptions		-	692,671
Deficit		(8,219,873)	(7,843,310)
		76,775	452,784
		$ 3,259,278	$ 3,428,573

APPROVED ON BEHALF OF THE BOARD:

"Greg Burnett" *"Michael Sweatman"*

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Nine months ended September 30, 2005	Nine months ended September 30, 2004	Three months ended September 30 2005	Three months ended September 30 2004
Operating Activities				
Net loss for the period	$ (376,563)	$ (263,878)	$ (160,976)	$ (225,530)
Add (deduct) items not affecting cash:				
Interest expense	102,075	-	34,982	-
Resource Properties written off	70,648	-	58,329	-
Stock based compensation	64,358	128,718	-	77,231
Recovery of income taxes	(63,804)	-	-	-
	$ (203,286)	$ (135,160)	$ (67,665)	$ (148,299)
Changes in non-cash working capital items related to operations:				
GST receivable	$ -	$ 8,362	-	$ 13,049
Other Receivable	33,153	-	2,202	(3,254)
Deposits	18,951	-	-	-
Accounts payable	74,649	(6,933)	30,071	57,007
	$ (76,533)	$ (133,731)	$ (35,392)	$ (81,497)
Investing Activities				
Increase in resource property	$ (60,838)	$ (274,699)	(13)	$ (224,100)
(Increase) Decrease in reclamation bonds	36,114	(57,436)	-	(37,757)
Cash from business acquisition	-	322,191	-	-
	$ (24,724)	$ (9,944)	$ (13)	$ (261,857)
Financing Activities				
Increase (decrease) in promissory note	73,490	(36,673)	-	34,473
Decrease in loans payable	(43,500)	(29,066)	(43,500)	(4,809)
Increase share subscriptions	-	315,400	-	315,400
Increase in share capital	-	3,334	-	3,334
	29,990	252,995	(43,500)	348,398
Increase (Decrease) in Cash	$ (71,267)	$ 109,320	$ (78,905)	$ 5,044
Cash, beginning of period	84,559	2,729	92,197	107,005
Cash, end of period	$ 13,292	$ 112,049	$ 13,292	$ 112,049
Supplemental disclosure of cash flow information:				
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2004.

Note 2	Share Capital

Authorized

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares	Number	$
Balance December 31, 2004	34,052,039	$ 7,446,962

Shares issued for subscriptions received	875,077	692,671
Future income taxes on expenditures renounced to Shareholders	-	(63,804)
Balance, September 30, 2005	34,927,116	$ 8,075,829

Note 3	Related Party Transactions

During the nine months ended September 30, 2005 and 2004, the Company incurred the following amounts with directors or companies with a common director:

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004

Accounting fees expensed	$ -	$ 18,578	$ -	$ 15,278
Consulting fees expensed	211,2861	53,899	53,046	11,079
Consulting fees capitalized	-	67,700	-	29,305
	$ 211,286	$ 140,177	$ 53,046	$ 55,662
1.	Includes non cash stock based compensation of $64,358.

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related entities.

As at September 30, 2005, accounts payable and accrued expenses includes $69,774.(December 31, 2004 – $993) owing to directors.

During the quarter ended September 30, 2005, the Company repaid a loan from a shareholder of $43,500.

PAN AMERICAN GOLD CORPORATION

(Formerly Tri-Lateral Venture Corporation)

Notes to the Consolidated Interim Financial Statements

For the six months ended June 30, 2005

(Unaudited) – Page 2

Note 4	Non-cash transactions

During the nine months ended September 30, 2005, the Company issued 875,077 common shares for share subscriptions of $692,671.

Note 5	Segmented information

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

	Nine months ended September 30		Three months ended September 30
	2005	2004	2005	2004
Net loss:
Canada	250,487	163,177	116,465	128,590
United States	126,076	100,700	44,511	96,939

	September 30,	December 31,
	2005	2004
Total Assets:
Canada	3,398,701	3,415,454
Chile	-	13,119

Note 6	Comparative Figures

Certain figures from previous periods have been re-classified to conform to the current period’s presentation. Such reclassification is for presentation purposes only and has no effect on the previously reported results.

PAN AMERICAN GOLD CORPORATION

(formerly Tri Lateral Venture Corporation)

QUARTERLY REPORT

for the nine months ended September 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date of Report: November 28, 2005

This discussion should be read in conjunction with the annual financial statements and management discussion and analysis for the year ended December 31, 2004 and the unaudited financial statements for the nine months ended September 30, 2005.

1.2	Overall Performance

Nature of Business

The Company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, the Company’s name was changed to Sun Valley Hot Springs Ranch Inc. The Company’s name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 the Company’s name changed to Tri-Lateral Venture Corporation and on May 6, 2004 the name was changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

The Company’s shares began trading on the OTC BB on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada was the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario which we still own.

With the acquisition of the Nevada subsidiary we acquired four properties; Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004 we drilled Cactus and Kinsley. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was dropped when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

The Company does not have defined mineral resources or reserves on any of its exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

During the quarter the Company has been pursuing additional financing to advance exploration on its Red Lake,and Eskay Creek properties. We made the difficult decision to drop our option on our Chile property and after being unable to find a partner for the project before the option expired. Consequently, the property was written off during the quarter. We have maintained the Eskay Creek property and have evaluated the previous season’s geophysical data, but do not currently have the resources to continue to explore the property and are in discussions with the original vendor of the property to divest the property. We have maintained our Red Lake property and have had discussions with several resource companies over the past year with respect to optioning an interest in the property for an exploration commitment in the forthcoming exploration season.

Previous exploration activity focussed on our Nevada and California properties. Cactus and Kinsley were drilled during 2004 and subsequently abandoned. The Pinnacle property was abandoned after the deadline for significant property payments lapsed. We elected not to make these payments after experiencing difficulty in obtaining the necessary permits.

We are also reviewing other business opportunities for the company in the resource sector with a view to attracting additional financing and increasing shareholder value.

1.3	Selected Annual Information

	2004	2003	2002
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(982,572)	(104,375)	(601,974)
Per share	$ (0.03)	$ (0.00)	$ (0.03)
Income (loss) after discontinued operations and extraordinary items
Total	(982,572)	(104,375)	(601,974)
Per share	$ (0.03)	$ (0.00)	$ (0.03)
Total Assets	3,428,573	17,474	26,947
Long Term Liabilities	2,923,968	Nil	Nil
Dividends	Nil	Nil	Nil

In 2004, the Company commenced significant exploration activities whereas in 2002 and 2003 the company was relatively inactive while it restructured its operations.

1.4	Results of Operations

Due to low working capital, operations during the nine months ended September 30, 2005 have been limited to clearing up details of our Nevada operations, securing the return of reclamation bonds, an ongoing review of data from the geophysical survey of our Eskay Creek property, and review of options to raise additional capital and acquire new resource opportunities.

At September 30, 2005, the Company had a working capital deficit of $69,001. The Company expects that it will require private placements to provide adequate funds to carry out additional exploration activities on its properties, which, if not raised, could require curtailment of activities in the future.

Cash used in operations decreased to $76,533 for the nine months ended September 30,2005 compared to $133,731 used in operations in the prior period.

Also, legal fees decreased from $49,211 to $23,591 due to costs incurred on the acquisition of Pan American Gold Corporation (Nevada) in the prior period.

The largest increase was in consulting fees from $164,386 to $204,446. The largest component of the increase reflects the vesting of stock options granted. The balance of the increase was a result of management fees paid to directors as the Company transitioned from a period of relative inactivity to a period of sustained exploration.

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

Loss before and after extraordinary items of which there were none.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Sept 30	June 30,	March 31	Dec 31	Sept 30	June 30,	Mar 31,	Dec 31,
	2005	2005	2005	2004	2004	2004	2004	2003
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss	$(165,431)	$(122,729)	$(92,858)	$(718,694)	$(225,529)	$(18,821)	$(19,528)	$(24,203)
Per share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)

1.5	Liquidity

The Company has total assets of $3,259,278. The primary assets of the Company are cash of $13,292, resource properties of $318,399 and the interest in the Limited Partnership of $2,926,910. The Company has no long-term liabilities other than a promissory note of $3,099,533 related to the partnership interest.

At September 30, 2005, the Company had a working capital deficit of $69,001. During the year ended December 31, 2004, the Company received $692,671 as advances against private placements, and these private placements were completed during the six months ended June 30,2005.

It is management’s opinion that its cash reserves are not sufficient to meet the Company’s near term administrative overhead obligations and additional loan or equity financing is required before the end of the next quarter, additional work on the properties will require additional funding. Funds will be required to continue exploration and maintain all of the Company’s properties. The Eskay Creek Property has sufficient expenditure credits in order to maintain the property until at least November 2006.

1.6	Capital Resources

The Company does not own any producing mineral properties.

1.7	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.8	Transactions with Related Parties

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004

Accounting fees expensed	$ -	$ 18,578	$ -	$ 15,278
Consulting fees expensed	211,2861	53,899	53,046	11,079
Consulting fees capitalized	-	67,700	-	29,305
	$ 211,286	$ 140,177	$ 53,046	$ 55,662
1. Includes non-cash stock-based compensation 2. Capitalized

1.9	NA
1.10	Proposed Transactions

The Company is presently in negotiations with the original vendor of the Eskay Creek property with respect to selling this property back to the vendor.

1.12	Critical Accounting Estimates

N/A

1.13	Changes in Accounting Policies

N/A

1.14	Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, other receivables, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

1.15	Other MD&A Requirements

Disclosure of Outstanding Share Capital

	#	Amount
Outstanding as of September 30, 2005	34,927,116	$ 8,075,829

Subsequent Events

N/A

Additional Information

Additional information may be obtained on the Sedar website www.sedar.com or the Securities Exchange Commission website www.sec.gov.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Richard Bachman, Chief Executive Officer, certify that:

1.            I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending September 30, 2005;

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 28, 2005

/s/ Richard Bachman

Richard Bachman

Chief Executive Officer

(Principal Executive Officer)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael Sweatman, Chief Financial Officer, certify that:

1.            I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending September 30, 2005;

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 28, 2005

/s/ Michael Sweatman

Michael Sweatman

Chief Financial Officer

(Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Chief Financial Officer and Director

Date: November 30, 2005